Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-211626

SQN ASSET INCOME FUND V, L.P.

SUPPLEMENT NO. 2

DATED JANUARY 24, 2017

TO PROSPECTUS DATED

AUGUST 11, 2016

Summary

SQN Asset Income Fund V, L.P. (the “Partnership”) is providing you with this Supplement No. 2, dated January 24, 2017, to update the prospectus dated August 11, 2016 (the “Prospectus”). The information in this Supplement No. 2 supplements, modifies and supersedes some of the information contained in the Prospectus. This Supplement No. 2 forms a part of, and must be accompanied or preceded by the Prospectus.

The primary purposes of this Supplement No. 2 are to:

●	Describe the current status of the offering;

●	Update the Investor Suitability Section of the Prospectus; and

●	Update Appendix B to the Prospectus.

Current Status of the Offering

Through January 24, 2017, the Partnership admitted total capital contributions of approximately $3,182,750.

On January 3, 2017, the Partnership made its first quarterly distribution in such amount to provide a 1.5% quarterly return or 6.0% annualized return. This distribution was a total of $32,136 and was funded entirely from cash from operations.

Investor Suitability

The third paragraph under the heading “General” in the Prospectus shall be deleted in its entirety and replaced with the following:

“Our Investment Manager, which acts as sponsor pursuant to the terms of the NASAA Guidelines, or our selling agent, must have reasonable grounds to believe, on the basis of information obtained from you, (i) that an investment in our units is suitable and appropriate for you in light of your age, investment objectives, investment experience, income, financial situation and needs and other investments; (ii) that your net worth is sufficient to sustain the risks inherent in an investment in our units, including loss of investment and lack of liquidity; and (iii) that you are or will be in a financial position appropriate to enable you to realize to a significant extent the benefits described in this prospectus. Our Investment Manager and our selling agent will rely on what you tell us in your subscription agreement, the form of which is attached to this prospectus as Appendix C, about your financial situation and investment objectives, and our selling agent must maintain documents in its files disclosing the basis on which it made the suitability determination of an investment in us by the investors to whom it sold our units. Thus, it is important that you provide complete and accurate information on your subscription agreement. It is the responsibility of our Investment Manager, as well as our selling agent to make every reasonable effort to determine that your purchase of our units is a suitable and appropriate investment, based on information you provide regarding your financial situation and investment objectives.”

Appendix B - Prior Performance Tables

The following tables summarize the distribution history as of December 31, 2016 for SQN I, SQN II, SQN III, SQN IV, and SQN PAC. The distribution percentages reflect actual distributions paid to members and limited partners admitted at the first closing for each respective program.

Table VI

Distribution History December 31, 2016 (Unaudited)

	SQN I	SQN II	SQN III	SQN IV	SQN PAC
2008	3.00%
2009	6.00%	3.00%
2010	6.00%	6.00%
2011	16.25%*	6.00%	3.00%
2012	5.50%	15.50%	6.00%
2013	88.80%	80.29%	6.00%	1.63%
2014	0.00%	29.21%	3.00%	6.78%	1.75%
2015	0.00%	1.48%	21.50%	7.55%	7.00%
2016	36.26%**	N/A ***	9.50%	8.00%	7.00%
Total	161.81%	141.48%	52.50%	23.96%	15.75%

*reflects a one-time 3% bonus distribution for investors admitted at the first closing

** SQN I completed operations in 2016

*** SQN II completed operations in 2015